UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934




                                LEXAR MEDIA, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
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                         (Title of Class of Securities)

                                    52886P104
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                                 (CUSIP Number)

                                  JULY 22, 2005
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

          [ ] Rule 13d-1(b)
          [X] Rule 13d-1(c)
          [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52886P104
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(1)  Names of Reporting  Persons.  I.R.S.  Identification  Nos. of Above Persons
     (entities only):   David A. Rocker
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)                     (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  United States of America
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Number of Shares Beneficially Owned
  by Each Reporting Person With:     (5)  Sole Voting Power:          4,031,196*
                                            ------------------------------------
                                     (6)  Shared Voting Power:        0
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                                     (7)  Sole Dispositive Power:     4,031,196*
                                            ------------------------------------
                                     (8)  Shared Dispositive Power:   0
                                            ------------------------------------
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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:
              4,031,196*
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(10) Check if  the Aggregate  Amount in  Row (9) Excludes  Certain  Shares  (See
     Instructions):   N/A
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(11) Percent of Class Represented by Amount in Row (9):  5.06%*
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(12) Type of Reporting Person (See Instructions):  IN
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* As of July 22, 2005, Rocker Partners, L.P., a New York limited partnership ("Rocker Partners"), holds 2,322,974 shares of Lexar Media, Inc. (the "Company") common stock, par value $0.0001 per share (the "Common Stock"), and Compass Holdings, Ltd., a corporation organized under the International Business Companies Ordinance of the British Virgin Islands ("Compass Holdings"), holds 1,708,222 shares of Common Stock. David A. Rocker possesses sole power to vote and direct the disposition of all shares of Common Stock held by Rocker Partners and Compass Holdings by virtue of his positions as (i) the sole managing partner of Rocker Partners and (ii) the president of Rocker Offshore Management Company, Inc., the investment advisor to Compass Holdings. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Rocker is deemed to beneficially own 4,031,196 shares of Common Stock, or 5.06% of those issued and outstanding, as of July 22, 2005.

Item 1(a).  Name Of Issuer:  Lexar Media, Inc.
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Item 1(b).  Address of Issuer's Principal Executive Offices:   47300 Bayside
            Parkway, Fremont, CA 94538.
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Item 2(a).  Name of Person Filing:  David A. Rocker
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Item 2(b). Address of Principal Business Office or, if None, Residence: c/o Rocker Partners, L.P., 374 Millburn Avenue, Suite 205E, Millburn, New Jersey 07041.
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Item 2(c).  Citizenship:  United States of America
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Item 2(d).  Title of Class of Securities:  Common Stock, par value $0.0001 per share
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Item 2(e).  CUSIP No.:  52886P104
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Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.
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Item 4.  Ownership

     (a)  Amount Beneficially Owned (as of July 22, 2005):          4,031,196
                                                                    ---------

     (b)  Percent of Class (as of July 22, 2005):                     5.06%
                                                                      -----

     (c)  Number of Shares as to which such person has:

          (i)  sole power to vote or to direct the vote                4,031,196
                                                                       ---------

          (ii) shared power to vote or to direct the vote               0
                                                                       ---

          (iii) sole power to dispose or to direct the disposition of  4,031,196
                                                                       ---------

          (iv) shared power to dispose or to direct the disposition of  0
                                                                       ---


Item 5.     Ownership of Five Percent or Less of a Class

            Not Applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           July 29, 2005


                                           /s/ David A. Rocker
                                           -------------------------------------
                                           David A. Rocker


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)